NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (‘NYSE’ or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of American Depositary Shares (each representing two ordinary shares) (‘the ADSs’) of WSP Holdings Limited (the 'Company') from listing and registration on the Exchange at the opening of business on November 24, 2014, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the Exchange. The Exchange is taking this action because the Company has fallen below the continued listing standard requiring a listed company to maintain an average global market capitalization over a consecutive 30 trading day period of at least $15 million. Prior to the Exchange's decision to delist the Company's ADSs, the Company fell below two other continued listing standards of the Exchange. Specifically, the Company fell below the standard requiring a company to maintain an average closing price per share of at least $1.00 over a consecutive 30 trading day period and the standard to file its annual report on Form 20-F for the fiscal year ended December 31, 2013 by the applicable due date. 1. Section 802.01B of the Listed Company Manual states, in part, that the Exchange will promptly delist a security of either a domestic or non-U.S. issuer when the issuer's average global market capitalization over a consecutive 30 trading-day period falls below $15 million regardless of the original standard under which the issuer listed. 2. The Exchange, on September 11, 2014, determined that the ADSs should be suspended from trading before the opening of the trading session on September 16, 2014, and directed the preparation and filing with the Commission of this application for the removal of the ADSs from listing and registration on the Exchange. The Company was notified by letter on September 12, 2014. 3. Pursuant to the above authorization, a press release was issued on September 11, 2014, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on September 11, 2014 and other dates of the proposed suspension of trading in the ADSs. Similar information was included on the Exchange's website. Trading in the ADSs was suspended before the opening of the trading session on September 16, 2014. 4. The Company had a right to appeal to the Committee for Review (the ‘Committee’) of the Board of Directors of NYSE Regulation, the determination to delist the ADSs, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.